UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2021

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd.

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of Privatization through Stock Swap Transactions

On July 5, 2021, Taiwan Liposome Company, Ltd. (the “Company”) announced that the Company had entered into an agreement with Woods Investment Company, Ltd. (“Woods”) to consummate a series of related stock swap transactions, pursuant to which the Company will become a wholly owned subsidiary of Woods and the common shares and American depositary shares (ADSs) of the Company will be delisted from the Taipei Exchange and Nasdaq Global Market, respectively (the “privatization”). The privatization is subject to shareholders and Taiwan regulatory approval.

If the privatization is successful, holders of common shares and ADSs of the company will be entitled to receive cash in consideration of their securities in the Company or, at their discretion, maintain their ownership interests in the Company through a new holding company structure, with the latter option available only to Taiwan holders and non-Taiwanese holders who have complied with all Taiwan regulatory requirements applicable to foreign shareholders.

The privatization will be implemented as stock swap transactions under Taiwan law. The stock swap transactions are subject to procedural and disclosure requirements that are different from those of the United States. The shares to be issued by Woods and an affiliated entity of Woods in the privatization will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Rule 802 thereunder, and the Company and any of its affiliates participating in the privatization will be exempt from the Rule 13e-3 requirements under the US Securities Exchange Act. U.S. shareholders and ADR holders of the Company are urged to read any documents related to the privatization to be filed or furnished with the SEC because they will contain important information regarding the privatization and any related offer of securities. Such documents will be available free of charge at the SEC’s web site at www.sec.gov.

In connection with the privatization, the Company issued a press release and made filings with the Taipei Exchange on July 5, 2021. A copy of the press release and the Taipei Exchange filing are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

Materials published by the Company in connection with the privatization shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This report (including information incorporated by reference in this report), oral statements made regarding the privatization, and other information published by the Company and Woods may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this report are based upon information available to the Company as of the date of this report and, while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Exhibits

Exhibit Number	Exhibit Description
99.1	Press release, dated July 5, 2021, entitled “TLC Announces Details of Stock Swap Transactions”
99.2	Filings with the Taiwan stock exchange, dated July 5, 2021, including the minutes of the Q&A session in the press conference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: July 6, 2021	By:	/s/ George Yeh
	Name:	George Yeh
	Title:	President